October 13, 2005

VIA MAIL AND FACSIMILE
Mr. Peter Chang
Chief Financial Officer
DSG International Limited
17/F Watson Centre
16-22 Kung Yip Street
Kwai Chung, N T
Hong Kong


	Re:	DSG International Limited
		Form 20-F for Fiscal Year Ended December 31, 2004
		Filed June 28, 2005
		File No. 0- 19804


Dear Mr. Chang:

We have considered your response letter dated September 2, 2005 and other information provided in our conference calls and have the following additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

Item 15 - Controls and Procedures, pages 49 to 51

1. If it is the company`s intention to voluntarily comply with the Item
15(b) of Form 20-F disclosures at this time, please revise the format of the disclosure to separately address conclusions regarding the effectiveness of disclosure controls and procedures under paragraph (a) of the Item and management`s report on internal control over financial reporting under paragraph (b) of the Item.

2. Also revise management`s report on internal control over financial reporting to include the following information required by paragraph (b) of the Item:

a. Identify the framework used by management to evaluate effectiveness.

b. Present management`s conclusion as to the effectiveness of the company`s internal control over financial reporting. Please note that paragraph (b)(3) of the Item indicates that management is not permitted to conclude that internal controls are effective when material weaknesses exist. Also note that where management asserts that control systems can provide only "reasonable assurance" that objectives are met, management`s conclusion as to effectiveness must also indicate a "reasonable level of assurance."

c. For the material weaknesses identified by the auditor, clarify the impact these conditions have on financial reporting and the control environment.

d. State that the auditor issued an attestation report in this regard.

e. Tell us why you have not voluntarily presented the auditor`s attestation report as indicated by paragraph (c) of the Item.

f. Please revise the certifications signed by management and filed as exhibits to include the language related to management`s responsibility for internal control over financial reporting.

3. If you are providing additional information pertaining to the company`s
system of internal controls over financial reporting which overlap with
disclosure controls and procedures to meet Exchange Act Rule 12b-
20
requirements, then revise your disclosure as follows:

a. Remove the language in the last sentence of the second paragraph that appears to indicate that managements` certifications relate to its report on internal control over financial reporting.

b. Where possible, provide references to the system of disclosure controls and procedures rather than internal controls; and, where necessary, indicate that the internal controls referenced relate to those that impact the system of disclosure controls and procedures.

c. In the paragraph discussing the auditor`s findings:

i. Include the language that the reportable conditions represent material weaknesses in the first sentence of that paragraph.
ii. Clarify the impact these conditions have on financial reporting and the control environment.
iii. Indicate that improvements are intended to maintain an effective system.

4. Revise disclosures under "Change in Internal Controls" to address changes in internal controls over financial reporting that occurred during the period covered by the annual report as required by Item 15(d) of Form
20-F.

Closing Comments

 As appropriate, please amend your filing and respond to these comments on
EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Gabrielle Malits, Staff Accountant, at (202)
551-3702
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill Davis
								Branch Chief

cc:	Robert E. Sullivan
	Pillsbury Winthrop Shaw Pittman
	Facsimile 415-983-1200


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Mr. Peter Chang
DSG International Limited
October 13, 2005
page 1



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